For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
vpower@sears.ca

Sears Canada Announces Intention to Cooperate with Sears Holdings Corporation’s Rights Offering of Sears Canada Common Shares

TORONTO - October 2, 2014 - Sears Canada Inc. (the “Company”) (TSX: SCC) announced today its intention to cooperate with the rights offering of up to 40,000,000 common shares of the Company announced today by Sears Holdings Corporation (NASDAQ: SHLD). The board of directors considered Sears Holdings’ request for the Company’s cooperation and approved that request based on the recommendation of a committee of independent directors of the Company, advised by independent external counsel and an independent financial advisor.

The Company intends to file a prospectus with Canadian securities regulatory authorities and a registration statement with the United States Securities and Exchange Commission as soon as practicable to qualify for distribution the Company common shares underlying the rights. The Company also intends to apply to list its common shares on the NASDAQ Global Select Market. However, there can be no assurance that the necessary securities regulatory approvals will be received, that the rights offering will launch or be closed or that the Company’s common shares will be listed on NASDAQ.

A prospectus has not yet been filed with Canadian securities regulatory authorities and a registration statement has not yet been filed with the United States Securities and Exchange Commission, and securities may not be sold nor may an offer to buy securities be accepted prior to a receipt being issued for the final prospectus and the registration statement becoming effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any offer, solicitation or sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of the securities under the securities laws of such state or jurisdiction.

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s intention to cooperate with Sears Holdings’ rights offering, the Company’s intention to file a prospectus and registration statement and to seek to list its common shares on the NASDAQ Global Select Market. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the forward-looking information presented is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to prepare and file the prospectus and registration statement, obtain a receipt for the final prospectus and an effective registration statement to facilitate the rights offering, obtain any necessary regulatory approvals, obtain the approval of NASDAQ for the Company’s listing application, and the negotiation of definitive documents between Sears Holdings and the Company. The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s cooperation with Sears Holdings’ rights offering and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 222 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.